Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2020 and Declares Cash Distribution

Piraeus, Greece, May 7, 2020, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2020.

Highlights

•                  Dedicated COVID-19 task force established to manage the impact of COVID-19 on all aspects of our business and operations and to review and amend our business continuity plan as required, including strict guidelines regarding access to all vessels and a company-wide “work from home” policy.

•                  Charter coverage of 95% during the first quarter of 2020, excluding the impact of 25 scheduled dry-docking days of the Methane Shirley Elisabeth, and contracted time charter revenues of approximately $209 million for the remainder of 2020, representing 78% charter coverage.

•                  Quarterly IFRS (as defined below) and Partnership Performance Results(1) for Revenues, Profit, Adjusted Profit(2) and Adjusted EBITDA(2) of $91.4 million, $14.2 million, $27.8 million and $64.2 million, respectively.

•                  Quarterly Earnings/(loss) per unit (“EPU”) - common (basic) and Adjusted EPU(2) - common (basic) of $0.14 and $0.42, respectively.

•                  Declared cash distribution of $0.125 per common unit for the first quarter of 2020.

•                  Distribution coverage ratio(3) of 4.6x.

(1)             Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(3)             Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. Distributable cash flow is a non-GAAP financial measure and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am pleased to announce a solid financial and operating quarter for the Partnership, despite the challenges presented by the outbreak of COVID-19 and the impact it has had on the global economy.

During the first quarter of 2020, we took several proactive measures to ensure the continuous operation of our fleet for our customers and the maximization of our available liquidity. Along with our parent GasLog Ltd. (“GasLog”), we have established a dedicated COVID-19 task force to review and amend our business continuity plan as needed, onshore staff have been working from home since mid-March and timelines for crew changes aboard our vessels have been extended.

In addition, today we are announcing a $0.125 distribution per unit for the first quarter, in line with our guidance announced earlier this year and a conservative payout of our quarterly Adjusted EPU. This distribution level will allow the Partnership to focus on strengthening its balance sheet, which will improve the resiliency of its operational and financial performance.

There remains a high degree of uncertainty in our commercial environment as well as the financial markets in terms of the impact of COVID-19 on LNG and LNG shipping demand during the remainder of 2020. Accordingly, we are withdrawing our previously announced Adjusted EBITDA guidance of $230.0 to $260.0 million for 2020, while noting that 78% of our fleet is fixed for the remainder of the year, representing approximately $209.0 million of contracted revenues. Our charter coverage for the year has been supported by a new three-month charter for the Methane Alison Victoria, which began at the end of March 2020 and will take her through to her dry-docking at the end of June 2020, as well as a new six-month charter for the Methane Rita Andrea, which began in April 2020.”

COVID-19 Update

Operational update

GasLog Partners’ main focus, together with GasLog, is on securing the health and safety of employees and ensuring safe and reliable operations for our customers. To date, there have been no confirmed cases of COVID-19 infection amongst sea-going or shore-based personnel. During 2020 to date, extensive measures have been taken to limit the impact of COVID-19 on GasLog Partners’ and GasLog’s business. These include:

•                  A dedicated task force established to manage the impact of COVID-19 on all aspects of our business and operations and to review and amend our business continuity plan as required;

•                  A company-wide “work from home” policy instituted for all onshore employees; and

•                  Strict guidelines imposed, restricting access to all vessels and suspending shore leave and crew changes from mid-March 2020.

As a result of these measures, and the dedication of employees onshore and aboard our vessels, approximately 100% of our fleet continues to be available for commercial use. These measures have also allowed GasLog Partners to opportunistically bring forward the scheduled dry-docking of the Methane Shirley Elisabeth by 25 days such that the dry-docking was completed entirely during the slowdown of LNG trade in February and March 2020.

Commercial update

Given the continuing impact of COVID-19 on economic activity and energy demand, there is uncertainty regarding future LNG demand and, consequently, near-term LNG shipping requirements.

•                  To date, we have not experienced any disruption to the charter parties, including contracted revenues, for our term- or spot-chartered vessels, as a result of COVID-19;

•                  Our vessels operating in the spot and short-term market are currently chartered through to at least June 2020; and

•                  The combined impact of COVID-19 and normal seasonality may lead to greater volatility in spot rates and to lower utilization of vessels trading in the spot and short-term markets, in particular our steam turbine propulsion (“Steam”) vessels.

Financial update

COVID-19 has had a significant impact on the global capital and bank credit markets, including access to and cost of liquidity.

•                  The recent fall in interest rates as a result of central bank measures to support economies affected by the COVID-19 pandemic has resulted in an increase in the mark-to-market derivative liabilities with respect to our derivative instruments with GasLog. In March 2020, following the execution of a Credit Support Annex between GasLog Partners and GasLog with a maximum cash collateral requirement of $15.0 million and a termination date of December 31, 2020, we posted the maximum cash collateral in the sum of $15.0 million with GasLog; and

•                  There have been no other material impacts to date of the COVID-19 pandemic on our financial position and we are continuing the process of refinancing our bank loans maturing in April and July 2021.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2019		December 31, 2019
Revenues	93,885	96,512	91,353	(3%	)	(5%	)
Profit/(loss)	23,016	(106,362)	14,169	(38%	)	(113%	)
EPU, common (basic)	0.28	(2.37)	0.14	(50%	)	(106%	)
Adjusted Profit(2)	29,611	29,646	27,821	(6%	)	(6%	)
Adjusted EBITDA(2)	68,757	68,255	64,201	(7%	)	(6%	)
Adjusted EPU, common (basic)(2)	0.42	0.46	0.42	1%		(8%	)

(1)             “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)             Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

There were 1,273 revenue operating days for the quarter ended March 31, 2020 as compared to 1,348 revenue operating days for the quarter ended December 31, 2019 and 1,344 revenue operating days for the quarter ended March 31, 2019.

The decrease in profit in the first quarter of 2020 as compared to the same period in 2019 is mainly attributable to an $8.0 million increase in loss from the mark-to-market valuation of the derivatives attributable to the Partnership, which were carried at fair value through profit or loss.

The increase from a loss of $106.4 million in the fourth quarter of 2019 to a profit of $14.2 million in the first quarter of 2020 is mainly attributable to an impairment loss on vessels of $138.8 million recognized in the fourth quarter of 2019, partially offset by an increase of $16.5 million in mark-to-market loss on derivatives.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2019		December 31, 2019
Revenues	86,325	96,512	91,353	6%		(5%	)
Profit/(loss)	20,366	(106,362)	14,169	(30%	)	(113%	)
EPU, common (basic)	0.28	(2.37)	0.14	(50%	)	(106%	)
Adjusted Profit(2)	26,961	29,646	27,821	3%		(6%	)
Adjusted EBITDA(2)	62,901	68,255	64,201	2%		(6%	)
Adjusted EPU, common (basic)(2)	0.42	0.46	0.42	1%		(8%	)
Distributable cash flow(2)	27,608	31,781	27,356	(1%	)	(14%	)
Cash distributions declared	26,911	26,754	5,961	(78%	)	(78%	)

(1)             “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, Adjusted EBITDA, Adjusted EPU and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

With respect to the Partnership Performance Results, there were 1,273 revenue operating days for the quarter ended March 31, 2020 compared to 1,348 revenue operating days for the quarter ended December 31, 2019 and 1,254 revenue operating days for the quarter ended March 31, 2019.

The decrease in profit in the first quarter of 2020 as compared to the same period in 2019 is mainly attributable to an $8.0 million increase in loss from the mark-to-market valuation of the derivatives attributable to the Partnership, which were carried at fair value through profit or loss, partially offset by the profits from the acquisition of the GasLog Glasgow on April 1, 2019.

The increase from a loss of $106.4 million in the fourth quarter of 2019 to a profit of $14.2 million in the first quarter of 2020 is mainly attributable to an impairment loss on vessels of $138.8 million recognized in the fourth quarter of 2019, partially offset by an increase of $16.5 million in mark-to-market loss on derivatives.

Preference Unit Distributions

On February 5, 2020, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The cash distributions were paid on March 16, 2020 to all unitholders of record as of March 9, 2020.

Common Unit Distribution

On May 6, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.125 per common unit for the quarter ended March 31, 2020. The cash distribution is payable on May 21, 2020 to all unitholders of record as of May 18, 2020.

Unit Repurchase Programme

On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the Partnership’s unit repurchase programme, taking the total authority outstanding under the programme to $25.0 million which may be utilized from February 10, 2020 to December 31, 2021. In the three months ended March 31, 2020, GasLog Partners repurchased and cancelled 191,490 of the Partnership’s common units at a weighted average price of $5.18 per common unit for a total amount of $1.0 million, including commissions. Since the authorization of the unit repurchase programme and through May 7, 2020, GasLog Partners has repurchased and cancelled a total of 1,363,062 units at a weighted average price of $17.50 per common unit for a total amount of $23.9 million, including commissions.

ATM Common Equity Offering Programme (“ATM Programme”)

No issuances of common units were made in the first three months of 2020 under the Partnership’s ATM Programme of up to $250.0 million. Since the commencement of the ATM Programme through May 7, 2020, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

Chief Financial Officer (“CFO”) Transition

Alastair Maxwell, CFO of GasLog Partners and GasLog, has informed the Partnership that, as a result of the relocation of his role to Piraeus, Greece, he will be stepping down from his position on June 30, 2020. Achilleas Tasioulas, currently Deputy CFO, will assume the responsibilities of CFO of GasLog Partners and GasLog on July 1, 2020. Please see the separate press release of today’s date on this matter.

Liquidity and Financing

As of March 31, 2020, we had $61.4 million of cash and cash equivalents, of which $28.4 million was held in current accounts and $33.0 million was held in time deposits with an original duration of less than three months. As of March 31, 2020, an amount of $15.0 million was held as cash collateral with respect to our derivative instruments with GasLog, pursuant to a Credit Support Annex entered into between GasLog Partners and GasLog in March 2020, which has a maximum cash collateral requirement of $15.0 million and a termination date of December 31, 2020.

In the three months ended March 31, 2020, GasLog Partners repurchased and cancelled 191,490 common units at a weighted average price of $5.18 under its unit repurchase programme authorized in January 2019, for a total amount of $1.0 million, including commissions.

As of March 31, 2020, we had an aggregate of $1,340.8 million of borrowings outstanding under our credit facilities, of which $109.9 million is repayable within one year. In addition, as of March 31, 2020, we had unused availability under our revolving credit facilities of $32.0 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 46.0% of its floating interest rate exposure on its outstanding debt as of March 31, 2020, at a weighted average interest rate of approximately 2.1% (excluding margin).

Furthermore, the Partnership has in place 12 forward foreign exchange contracts with GasLog with a notional value of €15.9 million and 6 forward foreign exchange contracts with GasLog with a notional value of Singapore $1.5 million, with staggered maturities within 2020, to mitigate its foreign exchange transaction exposure in its operating expenses.

As of March 31, 2020, our current assets totaled $93.2 million and current liabilities totaled $175.6 million, resulting in a negative working capital position of $82.4 million. Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account current and expected volatile market conditions, we anticipate that our primary sources of funds over the next 12 months will be available cash, cash from operations and bank borrowings under existing, refinanced or new debt facilities, as well as public equity or debt instruments subject to a significant recovery in capital market conditions. We are continuing the process of refinancing our bank loans maturing in April and July 2021. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least 12 months from the end of the reporting period, although there can be no assurance that we will be able to obtain such debt or equity financing on terms acceptable to us.

LNG Market Update and Outlook

LNG demand faced several headwinds in the first quarter of 2020 including a warmer than average winter in the northern hemisphere, high inventory levels of natural gas and LNG in several of the largest end markets for LNG and the outbreak of COVID-19, the impact of which has had an uneven distribution around the world during the year to date. For example, Chinese demand was 15 million tonnes (“mt”) in the first quarter of 2020, a decrease of 5% over the first quarter of 2019 according to Poten, but apparent demand in April has increased year-on-year based on vessel tracking data, including several cargoes exported from the US. Meanwhile, demand from Northern Asia more broadly (Japan, China, South Korea and Taiwan) grew by approximately 1 mt in the first quarter or 3% year-over-year. In addition, demand from India grew by nearly 2 mt in the first quarter of 2020 (or 37%) as the country looked to take advantage of historically low gas prices, although apparent demand in April is likely to be lower year-on-year based on vessel tracking data. Finally, demand from Europe grew by over 4 mt (or 37%) as gas pricing favored coal-to-gas switching for power generation and LNG replaces indigenous gas production. In total, LNG demand was 98 mt in the first quarter of 2020, compared with 89 mt in the first quarter of 2019, or an increase of 10%.

Wood Mackenzie currently expects global LNG demand to grow 21 mt or 6% this year, slower than the 26 mt or 7% it anticipated earlier this year prior to the global outbreak of COVID-19. Nonetheless, the demand for LNG over the near-term continues to be uncertain as many LNG importing countries either continue to have in effect shelter-in-place orders which prevent the operation of businesses deemed to be “non-essential” or are in the early stages of reopening their economies. Consequently, measures of global economic activity have declined significantly from comparable periods in 2019. However, the longer-term outlook for LNG demand remains favorable with demand growth of 92 mt estimated over the 2019-2025 timeframe, or compound annual growth of approximately 4% according to Wood Mackenzie.

Global LNG supply was approximately 98 mt in the first quarter of 2020, an increase of 10 mt over the first quarter of 2019 (or 11%), primarily due to new supply additions in the U.S. (Cameron T1 and T2, Freeport T1, T2 and T3 and Elba Island), according to estimates from Wood Mackenzie. LNG supply is estimated to grow by 22 mt this year as the third train of Cameron begins operations and recent capacity additions continue to increase production. Further ahead, approximately 97 mt of new LNG capacity is expected to begin production during 2021-2025. However, Wood Mackenzie expects the pace of new project sanctions to slow significantly in 2020 due to the uncertainties caused by COVID-19 in long-term demand for LNG and low global energy prices, in particular crude oil prices due to oversupply following a collapse in oil demand due to the

COVID-19 virus.

In the LNG shipping spot market, tri-fuel diesel electric vessel (“TFDE”) headline rates, as reported by Clarksons, averaged $57,000 per day in the first quarter of 2020, a decrease from the averages of $108,000 in the fourth quarter of 2019 and $59,500 in the first quarter of 2019. Headline spot rates for Steam vessels averaged $40,000 per day in the first quarter of 2020, a decrease from the average of $78,000 per day in the fourth quarter of 2019 but approximately in line with the $39,000 per day observed in the first quarter of 2019. Slower than expected LNG demand growth due in part to the impact of COVID-19 (as detailed above), high global inventories of natural gas and LNG following a warmer than average winter in the Northern Hemisphere and limited opportunities for LNG arbitrage trading between Atlantic and Pacific basins impacted headline spot rates in the first quarter of 2020.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $32,500 per day and $23,000 per day, respectively. The COVID-19 outbreak has introduced significant uncertainty regarding demand for LNG and, consequently, demand for LNG shipping over the near term. The combined impact of the COVID-19 outbreak and normal seasonality may lead to greater volatility in spot rates and to lower utilization of vessels trading in the spot and short-term markets, in particular Steam vessels. In addition, global gas prices and gas price differentials remain near historic lows in the key markets of North Asia and Europe, limiting the opportunities for inter-basin arbitrage trading and likely reducing average voyage distances as well as potentially reducing global output of LNG over the near-term, particularly in the U.S., where a number of cargo deferrals and/or cancellations have been reported for this summer.

As of May 5, 2020, the orderbook totals 118 dedicated LNG carriers (>100,000 cubic meters, or “cbm”), according to estimates from Poten, representing 22% of the on-the-water fleet. Of these, 74 vessels (or 63%) have multi-year charters. The pace of newbuild ordering has slowed significantly relative to 2018-19, with only 4 newbuildings ordered so far in 2020 and all of them ordered against multi-year contracts, an encouraging development for the future supply and demand balance of LNG carriers.

Conference Call

GasLog Partners and GasLog will host a joint conference call to discuss their results for the first quarter of 2020 at 8.30 a.m. EST (1.30 p.m. BST) on Thursday, May 7, 2020. Senior management of GasLog and GasLog Partners will review the operational and financial performance of both companies. The presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 8392466

A live webcast of the conference call will also be available on the Investor Relations page of both the GasLog (http://www.gaslogltd.com/investors) and GasLog Partners (http://www.gaslogmlp.com/investors) websites.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the companies’ websites as referenced above.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, and the impact of cash distribution reductions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates, vessel utilization and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  potential disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•                  our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  the impact on us and the shipping industry of environmental concerns, including climate change;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 3, 2020, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and March 31, 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2019	March 31, 2020
Assets
Non-current assets
Other non-current assets	128	97
Vessels	2,286,430	2,272,392
Right-of-use assets	1,033	896
Total non-current assets	2,287,591	2,273,385
Current assets
Trade and other receivables	7,147	11,866
Inventories	3,353	3,240
Prepayments and other current assets	1,597	16,721
Derivative financial instruments	372	—
Cash and cash equivalents	96,884	61,362
Total current assets	109,353	93,189
Total assets	2,396,944	2,366,574
Partners’ equity and liabilities
Partners’ equity
Common unitholders (46,860,182 units issued and outstanding as of December 31, 2019 and 46,668,692 units issued and outstanding as of March 31, 2020)	606,811	586,240
Class B unitholders (nil units issued and outstanding as of December 31, 2019 and 2,490,000 units issued and outstanding as of March 31, 2020)	—	—
General partner (1,021,336 units issued and outstanding as of December 31, 2019 and March 31, 2020)	11,271	10,843
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2019 and March 31, 2020)	347,889	347,889
Total partners’ equity	965,971	944,972
Current liabilities
Trade accounts payable	16,630	22,232
Due to related parties	5,642	2,587
Derivative financial instruments	2,607	8,308
Other payables and accruals	51,570	32,051
Borrowings—current portion	109,822	109,920
Lease liabilities—current portion	472	469
Total current liabilities	186,743	175,567
Non-current liabilities
Derivative financial instruments	6,688	14,267
Borrowings—non-current portion	1,236,202	1,230,841
Lease liabilities—non-current portion	414	300
Other non-current liabilities	926	627
Total non-current liabilities	1,244,230	1,246,035
Total partners’ equity and liabilities	2,396,944	2,366,574

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2019 and March 31, 2020

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended
	March 31, 2019	March 31, 2020
Revenues	93,885	91,353
Net pool allocation	34	—
Voyage expenses and commissions	(1,837)	(3,888)
Vessel operating costs	(18,631)	(19,093)
Depreciation	(21,870)	(20,598)
General and administrative expenses	(4,694)	(4,171)
Profit from operations	46,887	43,603
Financial costs	(19,632)	(15,513)
Financial income	638	199
Loss on derivatives	(4,877)	(14,120)
Total other expenses, net	(23,871)	(29,434)
Profit for the period	23,016	14,169
Less:
Profit attributable to GasLog’s operations	(2,650)	—
Profit attributable to Partnership’s operations	20,366	14,169
Partnership’s profit attributable to:
Common units	12,529	6,446
General partner units	255	141
Incentive distribution rights	—	N/A
Preference units	7,582	7,582

Earnings per unit for the period (basic and diluted):
Common unit, basic	0.28	0.14
Common unit, diluted	0.28	0.13
General partner unit	0.28	0.14

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2019 and March 31, 2020

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2019	March 31, 2020

Cash flows from operating activities:
Profit for the period	23,016	14,169
Adjustments for:
Depreciation	21,870	20,598
Financial costs	19,632	15,513
Financial income	(638)	(199)
Unrealized loss on derivatives held for trading	5,607	13,652
Share-based compensation	262	297
	69,749	64,030
Movements in working capital	(5,711)	(34,770)
Cash provided by operations	64,038	29,260
Interest paid	(20,622)	(17,203)
Net cash provided by operating activities	43,416	12,057
Cash flows from investing activities:
Payments for vessels’ additions	(2,216)	(5,466)
Return of capital expenditures	4,021	—
Financial income received	547	217
Maturity of short-term investments	10,000	—
Purchase of short-term investments	(5,000)	—
Net cash provided by/(used in) investing activities	7,352	(5,249)
Cash flows from financing activities:
Borrowings drawdowns	360,000	25,940
Borrowings repayments	(385,319)	(32,675)
Payment of loan issuance costs	(4,800)	(156)
Repurchases of common units	—	(996)
Payment of offering costs	(667)	—
Distributions paid	(35,219)	(34,336)
Payments for lease liabilities	(125)	(107)
Net cash used in financing activities	(66,130)	(42,330)
Decrease in cash and cash equivalents	(15,362)	(35,522)
Cash and cash equivalents, beginning of the period	133,370	96,884
Cash and cash equivalents, end of the period	118,008	61,362

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-twelve Ltd. (the owner of the GasLog Glasgow) for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-twelve Ltd. was not owned by the Partnership prior to its transfer to the Partnership on April 1, 2019 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended March 31, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	7,560	86,325	93,885
Net pool allocation	—	34	34
Voyage expenses and commissions	(95)	(1,742)	(1,837)
Vessel operating costs	(1,513)	(17,118)	(18,631)
Depreciation	(1,490)	(20,380)	(21,870)
General and administrative expenses	(96)	(4,598)	(4,694)
Profit from operations	4,366	42,521	46,887
Financial costs	(1,730)	(17,902)	(19,632)
Financial income	14	624	638
Loss on derivatives	—	(4,877)	(4,877)
Total other expenses, net	(1,716)	(22,155)	(23,871)
Profit for the period	2,650	20,366	23,016

	For the three months ended December 31, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	96,512	96,512
Voyage expenses and commissions	—	(1,761)	(1,761)
Vessel operating costs	—	(21,447)	(21,447)
Depreciation	—	(22,483)	(22,483)
General and administrative expenses	—	(5,049)	(5,049)
Impairment loss on vessels	—	(138,848)	(138,848)
Loss from operations	—	(93,076)	(93,076)
Financial costs	—	(16,348)	(16,348)
Financial income	—	329	329
Gain on derivatives	—	2,733	2,733
Total other expenses, net	—	(13,286)	(13,286)
Loss for the period	—	(106,362)	(106,362)

	For the three months ended March 31, 2020
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	91,353	91,353
Voyage expenses and commissions	—	(3,888)	(3,888)
Vessel operating costs	—	(19,093)	(19,093)
Depreciation	—	(20,598)	(20,598)
General and administrative expenses	—	(4,171)	(4,171)
Profit from operations	—	43,603	43,603
Financial costs	—	(15,513)	(15,513)
Financial income	—	199	199
Loss on derivatives	—	(14,120)	(14,120)
Total other expenses, net	—	(29,434)	(29,434)
Profit for the period	—	14,169	14,169

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees and (c) impairment loss on vessels. Adjusted EPU, represents earnings attributable to unitholders before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees and (c) impairment loss on vessels. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees and impairment loss on vessels, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current period, impairment has been excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
Profit/(loss) for the period	23,016	(106,362)	14,169
Depreciation	21,870	22,483	20,598
Financial costs	19,632	16,348	15,513
Financial income	(638)	(329)	(199)
Loss/(gain) on derivatives	4,877	(2,733)	14,120
EBITDA	68,757	(70,593)	64,201
Impairment loss on vessels	—	138,848	—
Adjusted EBITDA	68,757	68,255	64,201

	Partnership Performance Results
	For the three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
Profit/(loss) for the period	20,366	(106,362)	14,169
Depreciation	20,380	22,483	20,598
Financial costs	17,902	16,348	15,513
Financial income	(624)	(329)	(199)
Loss/(gain) on derivatives	4,877	(2,733)	14,120
EBITDA	62,901	(70,593)	64,201
Impairment loss on vessels	—	138,848	—
Adjusted EBITDA	62,901	68,255	64,201

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
Profit/(loss) for the period	23,016	(106,362)	14,169
Non-cash loss/(gain) on derivatives	5,607	(2,840)	13,652
Write-off and accelerated amortization of unamortized loan fees	988	—	—
Impairment loss on vessels	—	138,848	—
Adjusted Profit	29,611	29,646	27,821

	Partnership Performance Results
	For the three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
Profit/(loss) for the period	20,366	(106,362)	14,169
Non-cash loss/(gain) on derivatives	5,607	(2,840)	13,652
Write-off and accelerated amortization of unamortized loan fees	988	—	—
Impairment loss on vessels	—	138,848	—
Adjusted Profit	26,961	29,646	27,821

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
Profit/(loss) for the period	23,016	(106,362)	14,169
Less:
Profit attributable to GasLog’s operations	(2,650)	—	—
Profit/(loss) attributable to Partnership’s operations	20,366	(106,362)	14,169
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(7,582)
Partnership’s profit/(loss) attributable to:	12,784	(113,944)	6,587
Common units	12,529	(111,514)	6,446
General partner units	255	(2,430)	141
Incentive distribution rights	—	N/A	N/A
Weighted average units outstanding (basic)
Common units	45,448,993	46,986,958	46,764,077
General partner units	927,532	1,021,336	1,021,336
EPU (basic)
Common units	0.28	(2.37)	0.14
General partner units	0.28	(2.38)	0.14

	For the three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
Profit/(loss) for the period	23,016	(106,362)	14,169
Less:
Profit attributable to GasLog’s operations	(2,650)	—	—
Profit/(loss) attributable to Partnership’s operations	20,366	(106,362)	14,169
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(7,582)
Partnership’s profit/(loss) used in EPU calculation	12,784	(113,944)	6,587
Non-cash loss/(gain) on derivatives	5,607	(2,840)	13,652
Write-off and accelerated amortization of unamortized loan fees	988	—	—
Impairment loss on vessels	—	138,848	—
Adjusted Partnership’s profit used in EPU calculation attributable to:	19,379	22,064	20,239
Common units	18,992	21,593	19,805
General partner units	387	471	434
Incentive distribution rights	—	N/A	N/A
Weighted average units outstanding (basic)
Common units	45,448,993	46,986,958	46,764,077
General partner units	927,532	1,021,336	1,021,336
Adjusted EPU (basic)
Common units	0.42	0.46	0.42
General partner units	0.42	0.46	0.42

Distributable Cash Flow

Distributable cash flow means Adjusted EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2019 (1)	December 31, 2019	March 31, 2020 (4)
Partnership’s profit/(loss) for the period	20,366	(106,362)	14,169
Depreciation	20,380	22,483	20,598
Financial costs	17,902	16,348	15,513
Financial income	(624)	(329)	(199)
Loss/(gain) on derivatives	4,877	(2,733)	14,120
EBITDA	62,901	(70,593)	64,201
Impairment loss on vessels	—	138,848	—
Adjusted EBITDA	62,901	68,255	64,201
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(14,784)	(15,036)	(14,467)
Dry-docking capital reserve (2)	(3,882)	(4,170)	(4,027)
Replacement capital reserve (2)	(9,045)	(9,686)	(10,769)
Accrued preferred equity distribution	(7,582)	(7,582)	(7,582)
Distributable cash flow	27,608	31,781	27,356
Other reserves (3)	(697)	(5,027)	(21,395)
Cash distribution declared	26,911	26,754	5,961

(1)     Excludes amounts related to GAS-twelve Ltd., the owner of the GasLog Glasgow for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted as a reorganization of entities under common control under IFRS, GAS-twelve Ltd. was not owned by the Partnership prior to its respective transfer to the Partnership in April 2019 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

(2)     Effective January 1, 2020, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect recent movements in market interest rate forecasts.

(3)     Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(4)     For the three months ended March 31, 2020, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of March 31, 2020.